FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
February 10, 2005

Manulife Financial announces Preferred Share offering

TORONTO — Manulife Financial Corporation today announced a Canadian public offering of $350 million of Non-Cumulative Class A Preferred Shares, Series 2 (“Series 2 Preferred Shares”).

Manulife will issue 14 million Series 2 Preferred Shares priced at $25 per share and holders will be entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.29063 per share, to yield 4.65 per cent per annum. The offering will be underwritten by a syndicate of investment dealers led by Scotia Capital Inc. The expected closing date for the offering is February 18, 2005.

The Series 2 Preferred Shares will be issued under a prospectus supplement to Manulife’s base shelf prospectus dated February 9, 2005.

The Series 2 Preferred Shares have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the Series 2 Preferred Shares in the United States and any public offering of the shares in the United States must be made by means of a prospectus.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and most of Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$348 billion (US$289 billion) as at December 31, 2004.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Forward-Looking Statements
This news release includes Forward-Looking statements with respect to Manulife, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, or “continue” or the negative thereof or similar variations. Although management of Manulife believe that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the products and services of Manulife, realizing increased revenue from the expansion and development of distribution channel capacity, the ability of Manulife to compete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. Manulife does not undertake to update any Forward-Looking statements.

Media inquiries: Peter Fuchs (416) 926-6103 peter_fuchs@manulife.com	Investor Relations: Craig Bromley 1-800-795-9767 or (416) 852-6887 investor_relations@manulife.com